TSINGTAO

Tsingtao Beer Building
May 4th Square
Hong Kong Road, Central
Qingdao, 266071
P.R.C.

October 28, 2005

The Office of International Corporat
Securities and Exchange Commissio
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find copies of two documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the documents pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

孙晓航

SUN Xiaohang

(Enclosures)

cc: Lu Yuan / RuiXiang Zhang
(Tsingtao Brewery)
Da-Wai Hu / Peng Jiang
(Sullivan & Cromwell LLP)

dlw 11/7

File No.: 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

October 28, 2005

A. 2005 THIRD QUARTERLY REPORT OF TSINGTAO BREWERY COMPANY LIMITED.
B. ANNOUNCEMENT OF THE RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

2005 THIRD QUARTERLY REPORT

The quarterly report (unaudited) set out in this announcement was prepared in accordance with PRC GAAP and the relevant requirements on the preparation and disclosure of quarterly reports laid down by the China Securities Regulatory Commission and has been reviewed and approved by the Board of Directors of Tsingtao Brewery Company Limited (the "Company"). The Board and the Directors warrants that there are no false descriptions or misleading statements in or material omissions from the information contained in this report, and they severally and jointly accept full responsibility for the authenticity, accuracy and completeness of its contents. This announcement is made in accordance with the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I. COMPANY INFORMATION

Stock Name in Short	:	TSINGTAO BREW 青岛啤酒
Stock Code	:	0168 (H Share), 600600 (A Share)
Secretary of the Board	:	Yuan Lu
Securities Affairs Representative	:	Zhang Rui Xiang
Address	:	Room 1720, Tsingtao Beer Tower, May Fourth Square, Hongkong Road Central, Qingdao
Telephone	:	86-532-85776071, 85713831
Fax	:	86-532-85713240
E-mail	:	secretary@tsingtao.com.cn

II. FINANCIAL INFORMATION

1. Major accounting data and financial indicators *(Unit: RMB)*

	At the end of the reporting period	At the end of the corresponding period in the prior year	Increase/decrease at the end of the reporting period versus the end of the corresponding period in the prior year (%)
Total assets	10,589,039,164	9,878,004,821	7.20
Shareholders' equity (excluding minority interests)	4,960,537,310	3,586,682,183	38.30
Net assets per share	3.79	3.38	12.13
Adjusted net assets per share	3.73	3.29	13.37

	For the reporting period	From the beginning of the year to the end of the reporting period	Increase/decrease for the reporting period versus the corresponding period in the prior year (%)
Net cash flow generated from operating activities	553,553,538	1,530,529,893	4.09
Earnings per share	0.1278	0.2525	(2.07)
Return on net assets (%)	3.37	6.66	Decrease 0.45 percentage points
Return on net assets after adjusting for extraordinary profit/ loss items (%)	3.11	6.05	Increase 0.01 percentage points

Extraordinary profit/ loss items	Amount *(RMB)*
Profit/ loss arising from the disposal of assets other than the Company's products	6,759,066
Government subsidies in various forms	47,370,248
Other non-operating income and expenditure after provision for impairment of assets	(8,290,834)
Reversal of various impairments provided in prior years	3,468,775
Effect of income tax	(19,271,770)
Total	30,035,485

2. Income Statement *(Unit: RMB)*

Items	Consolidated: For the current period (July to September)	Consolidated: For the corresponding period in the prior year (July to September)	Parent: For the current period (July to September)	Parent: For the corresponding period in the prior year (July to September)
I. Income from principal operations	3,286,497,383	2,747,183,527	1,122,043,181	860,835,521
Less: Cost of sales for principal operations	1,896,830,272	1,560,619,420	621,140,715	477,543,107
Sales tax and surcharge for principal operations	346,734,681	303,668,080	57,206,728	48,809,440
II. Profit from principal operations (Loss is shown in "-")	1,042,932,430	882,896,027	443,695,738	334,477,974
Add: Profit from other operations (Loss is shown in "-")	14,329,636	7,156,506	7,451,353	2,436,850
Less: Selling expenses	587,205,917	460,496,906	224,984,001	155,065,970
Administrative costs	238,059,543	214,645,842	68,366,940	44,732,383
Finance costs	(7,451,845)	8,383,020	(6,110,388)	1,506,035
III. Operating profit (Loss is shown in "-")	239,448,451	206,526,765	163,906,538	135,621,436
Add: Investment gains (Loss is shown in "-")	(353,726)	4,818,109	39,167,350	24,475,064
Subsidies	18,984,309	20,349,835		
Non-operating income	6,046,311	5,547,869	2,469,372	211,177
Less: Non-operating expenses	10,595,034	23,517,284	7,137,762	647,965
IV. Total profit (Total loss is shown in "-")	253,530,311	213,725,294	198,406,498	159,659,712
Less: Income tax	64,482,972	53,454,500	33,627,065	25,144,434
Less: Minority interests	21,904,303	21,989,446		
Add: Unrecognised investment losses (Shown in consolidated statement)				
V. Net profit (Loss is shown in "-")	167,143,036	138,281,348	164,778,433	134,515,278

Items	Consolidated: For the current period (January to September)	Consolidated: For the corresponding period in the prior year (January to September)	Parent: For the current period (January to September)	Parent: For the corresponding period in the prior year (January to September)
I. Income from principal operations	8,263,679,566	7,084,878,447	2,817,341,169	2,265,879,628
Less: Cost of sales for principal operations	4,842,862,198	4,072,619,687	1,556,704,569	1,260,215,670
Sales tax and surcharge for principal operations	864,927,122	768,773,163	145,595,889	130,572,841
II. Profit from principal operations (Loss is shown in "-")	2,555,890,246	2,243,485,597	1,115,040,711	875,091,117
Add: Profit from other operations (Loss is shown in "-")	33,979,550	22,936,865	8,318,168	3,497,923
Less: Selling expenses	1,418,883,607	1,170,962,029	565,643,146	412,965,915
Administrative costs	603,319,337	539,028,167	153,041,674	120,335,120
Finance costs	17,519,152	35,434,938	3,936,774	17,886,278
III. Operating profit (Loss is shown in "-")	550,147,700	520,997,328	400,737,285	327,401,727
Add: Investment gains (Loss is shown in "-")	(1,429,881)	9,305,105	5,002,634	70,315,381
Subsidies	47,370,248	49,834,984		
Non-operating income	15,162,670	11,016,465	2,910,951	354,810
Less: Non-operating expenses	66,518,454	132,129,641	11,914,206	58,720,040
IV. Total profit (Total loss is shown in "-")	544,732,283	459,024,241	396,736,664	339,351,878
Less: Income tax	147,938,052	129,391,110	69,043,114	55,822,990
Less: Minority interests	66,497,681	43,101,222		
Add: Unrecognised investment losses (Shown in consolidated statement)				
V. Net profit (Loss is shown in "-")	330,296,550	286,531,909	327,693,550	283,528,888

III. TOTAL NUMBER OF SHAREHOLDERS AND TOP TEN HOLDERS OF LISTED SHARES

1. There were 52,825 shareholders at the end of the reporting period.
2. Shareholdings of the top ten holders of listed shares *(Unit: Shares)*

Name of shareholder	Number of listed shares held at the end of the period	Class
HKSCC Nominees Limited	294,712,373	H Share
Anheuser-Bush International Holdings, Inc.	145,321,918	H Share
A-B Jade Hongkong Holding Co., Ltd.	116,321,918	H Share
Law Debenture Trust (Asia) Limited	91,575,342	H Share
Fortis Haitong Returns Growth Fund	9,642,224	A Share
Social Security Fund108	7,503,159	A Share
Social Security Fund102	6,990,197	A Share
E Fund Stable Growth Fund	6,688,922	A Share
Tin Yuan Fund	5,455,098	A Share
Social Security Fund 103	4,236,195	A Share

IV. MANAGEMENT DISCUSSION AND ANALYSIS

1. Brief analysis of the Company's overall operating activities during the reporting period

During the reporting period, under the new brand concept of "Passion makes the dream real" and leveraging on the opportunities arising from Olympic sponsorship, the Company intensified its efforts in brand promotion and dissemination, with active adjustments on its brands and product portfolios. Under the lower growth rate in the PRC beer industry and increasing competition in certain regions, the Company managed to maintain steady growth in output and sales of beer as well as income and total profit from principal operations. The Company sold 34.36 million hl of beer in the previous three quarters, representing a y-o-y growth of 10%, with sales of the principal brands growing 16% to account for 10.9 million hl. The percentage of top six brands in total sales volume has increased to 66%, representing an increase of 8 percentage points as compared with the corresponding period in the prior year. Income from principal operations amounted to RMB8,263.68 million, representing a y-o-y growth of 16.6%. Total profit amounted to RMB544.73 million, representing a y-o-y growth of 18.7%. The Company also actively opened up overseas markets and explored new modes of operation such as on-site production in major export markets (including branded beer production). Taiwan Tsing Beer, built in joint venture with our distributor in Taiwan, has commenced production in July. For production coverage in the domestic market, the construction project of Tsingtao Brewery Shaanxi Yulin Factory has commenced in September, which will greatly facilitate the implementation of the Company's strategies in the West.

As a next step, the Company will continue to promote internal system integration and organizational reform, strengthen its efforts in marketing with focus on markets, adjust and optimise product portfolios and brand mixes, increase sales in medium-high end markets and maintain the Company's increasing market competitiveness and profitability.

2. Major businesses or products accounting for more than 10% of the total income or profit from principal operations *(Unit: RMB)*

	Income from principal operations	Cost of sales for principal operations	Gross margin(%)
By business			
Beer	3,286,497,566	1,896,830,198	31.73
By product			
Beer	3,286,497,566	1,896,830,198	31.73
Including: Connected transactions	45,933,298	25,380,162	
Pricing principle for connected transactions	All connected transactions are priced on normal commercial terms.		

3. Seasonal or cyclical characteristics of the Company's operations

Beer sales are characterised by distinctive peak seasons and low seasons. The first and fourth quarters during the year are generally low seasons for beer sales.

4. Significant events and its effects and analysis explanations for solutions

(1) With the approval of its Board, Tsingtao Brewery Xian Company Limited (a controlling subsidiary of the Company) invests in the production base newly established in Yulin Economic Development Zone in Shaanxi with an annual production capacity of 1 million hl. It is intended to invest RMB160 million in the project, and construction will be carried out in two phrases. Tsingtao Brewery Xian Company Limited will control 55% of the interests in the joint venture, which is to be established. On 28th September, 2005, Xian

Company duly signed a cooperation agreement with the Yulin Government.

(2) To facilitate the Company's regional market integration, on 13th October 2005, the Board of the Company approved to sign an Equity Transfer Agreement with Anqiu State-owned Assets Operation Company and the People's Government of Anqiu. This agreement provided that subject to the condition of proper arrangement to be made for the staff, 95% equity interests held by the Company in Tsingtao Brewery (Anqiu) Company Limited ("Anqiu Company", with an annual production capacity of 0.5 million hl) shall be transferred by the Company to Anqiu State-owned Assets Operation Company.

The Board of Directors
Tsingtao Brewery Company Limited

27th October 2005

Directors of the Company as at the date hereof:
Executive Directors: Mr. Li Guirong (Chairman), Mr. Jin Zhiguo (Vice Chairman), Mr. Liu Yingdi, Mr. Sun Mingbo, Mr. Sun Yuguo
Non-executive Directors: Mr. Stephen J. Burrows (Vice Chairman), Mr. Mark F. Schumm Independent Directors: Mr. Chu Zhengang, Mr. Fu Yang, Ms. Li Yan, Mr. Poon Chiukwok

TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS

The third meeting of the Fifth Board of Directors of Tsingtao Brewery Company Limited (the "Company") was held on 27th October 2005, at which the following matters were reviewed and passed:

I. The third quarterly report of 2005 (prepared in accordance with PRC GAAP and unaudited) of the Company was reviewed and passed.

II. The resolution in respect of the commencement of the construction project for a production line with annual production capacity of 50,000 tonnes of pure draft beer in Tsingtao Brewery Xian Company Limited was reviewed and passed.

In view of the economic development of the market in the northwest and the requirement for product restructuring of the Company, the Board of Directors resolved to fund the project, namely the construction project of a production line with annual production capacity of 50,000 tonnes of pure draft beer in Tsingtao Brewery Xian Company Limited, out of the proceeds raised from the issue of additional A shares in 2001. The Company intends to implement the project by way of unilateral capital contribution into Tsingtao Brewery Xian Company Limited with the proceeds of RMB50 million from the issue of additional A shares in that year.

The Board of Directors
Tsingtao Brewery Company Limited

27th October 2005

Directors of the Company as at the date hereof:
Executive Directors: Mr. Li Guirong (Chairman), Mr. Jin Zhiguo (Vice Chairman), Mr. Liu Yingdi, Mr. Sun Mingbo, Mr. Sun Yuguo
Non-executive Directors: Mr. Stephen J. Burrows (Vice Chairman), Mr. Mark F. Schumm
Independent Directors: Mr. Chu Zhengang, Mr. Fu Yang, Ms. Li Yan and Mr. Poon Chiukwok